EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") should be read in conjunction with the Company's condensed consolidated interim financial statements for the three months ended March 31, 2016, and the audited consolidated financial statements as at and for the year ended December 31, 2015 and the notes thereto.

This Management's Discussion and Analysis ("MD&A") is dated May 16, 2016, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise cited, references to dollar amounts are in Canadian dollars. This MD&A contains "forward-looking statements" that are subject to risk factors including those set out in the "Cautionary Statement" at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company's Board of Directors as of May 16, 2016 unless otherwise indicated.

Throughout this report we refer to "Avino", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on the Company's website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the acquisition, exploration and evaluation, of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company's shares trade on the TSX Venture Exchange, Tier 1, under the symbol "ASM", on the NYSE MKT under the symbol "ASM", and on the Berlin and Frankfurt Stock Exchanges under the symbol "GV6".

Overall Performance and Highlights

	First Quarter		First Quarter
	2016		2015		Change
Operating – Avino and San Gonzalo Mines
Tonnes Milled		140,116		114,453	22%
Silver Ounces Produced		403,447		363,210	11%

Gold Ounces Produced		1,497		1,750	-14%
Copper Pounds Produced		1,350,912		872,884	55%
Silver Equivalent Ounces[1] Produced		715,933		627,058	14%
San Gonzalo Mine
Silver Equivalent Ounces Sold[2]		155,507		253,194	-39%
Cash Cost per Silver Equivalent Ounce[2,3]		$5.64		$8.60	-34%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]		$11.29		$12.36	-9%
Average Realized Silver Price per Ounce ($US)	US$	16.42	US$	16.22	1%
Average Realized Gold Price per Ounce ($US)	US$	1,194	US$	1,188	1%
Financial
Revenues – San Gonzalo		$2,751,949		$4,285,541	-36%
Mine Operating Income – San Gonzalo		$1,775,185		$2,087,856	-15%
Net Income		$58,046		$376,287	-85%
Cash		$6,022,283		$4,894,659	23%
Working Capital		$3,766,684		$2,352,345	60%
Shareholders
Earnings per Share ("EPS") – Basic		$0.00		$0.01	-100%
		$0.01		$0.01	0%

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2."Silver equivalent ounces sold" for the purposes of cash costs and all-in sustaining costs consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

3. "The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the quarter ended March 31, 2016, the Company produced 800 tonnes of bulk silver/gold bulk concentrate from its San Gonzalo Mine, and recognized revenues of $2,751,949 on the sale of 624 tonnes of bulk silver/gold concentrate for a gross profit of $1,775,185. Metal prices for revenues recognized during the quarter ended March 31, 2016 averaged US$16.42 per ounce of silver and US$1,194 per ounce of gold.

Cash cost per silver equivalent ("AgEq") ounce for the quarter ended March 31, 2016 was $5.64, while all-in sustaining cash cost per AgEq ounce was $11.29. For the quarter ended March 31, 2016, the Company allocated mill capacity to processing additional material from the Avino Mine, and therefore there was no processing or revenue from the historic stockpiles.

During the quarter ended March 31, 2016, the Company also produced 2,712 dry tonnes of bulk silver/gold/copper concentrate from the Avino Mine. During quarter ended March 31, 2016, material from the Avino Mine was being processed at Mill Circuits 2 and 3.

The Company's cash at March 31, 2016 totaled $6,022,283 compared to $7,475,134 at December 31, 2015. Working capital totaled $3,766,684 at March 31, 2016, compared to $6,003,557 at December 31, 2015.

In July 2015, the Company entered into a term facility with Samsung C&T U.K. Limited ("Samsung"). Pursuant to the agreement, in August 2015 Avino commenced selling concentrates produced from the Avino Mine on an exclusive basis to Samsung for a period of 24 months, and Samsung made a payment of US$10,000,000 in respect of the facility. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility will be repaid in 15 consecutive equal monthly instalments starting in June 2016. The facility is secured by the common shares of the Company's wholly-owned subsidiary Bralorne Gold Mines Ltd.

Discussion of Operations

The Company's production, exploration, and evaluation activities during the three months ended March 31, 2016 have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico"), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Consolidated First Quarter 2016 Production Highlights

Comparative production results from the first quarter of 2016 and the first quarter of 2015 are presented below:

	Q1 2016	Q1 2015	% Change

Total Silver Produced (oz) calculated	403,447	363,210	11%
Total Gold Produced (oz) calculated	1,497	1,750	-14%
Total Copper Produced (Lbs) calculated	1,350,912	872,884	55%
Total Silver Eq. Produced (oz) calculated*	715,933	627,058	14%

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine First Quarter 2016 Production Highlights

Comparative figures for the first quarter of 2016 and the first quarter of 2015 for the Avino Mine are as follows. During the first quarter of 2016, both Mill Circuit 2 and Mill Circuit 3 were used to process material from the Avino Mine, while Mill Circuit 3 was used during the first quarter of 2015.

	Q1 2016	Q1 2015	Quarterly Change %	Notes

Tonnes Mined	99,199	36,318	173%	1
Underground Advancement (m)	1,143	980	17%	1
Mill Availability (%)	97	96	1%	2
Total Mill Feed (dry tonnes)	119,515	76,547	56%	2
Feed Grade Silver (g/t)	68	64	6%	4
Feed Grade Gold (g/t)	0.27	0.36	-26%	5
Feed Grade Copper (%)	0.58	0.58	0%	3
Recovery Silver (%)	87%	89%	-3%	4
Recovery Gold (%)	67%	82%	-18%	5
Recovery Copper (%)	89%	89%	0%	3
Copper Concentrate (dry tonnes)	2,712	1,775	53%	3
Copper Concentrate Grade Silver (kg/t)	2.60	2.46	5%	4
Copper Concentrate Grade Gold (g/t)	7.87	12.61	-38%	5
Copper Concentrate Grade Copper (%)	22.6	22.3	1%	3
Total Silver Produced (kg)	7,038	4,371	61%	4
Total Gold Produced (g)	21,353	22,391	-5%	5
Total Copper Produced (Kg)	612,764	395,934	55%	3
Total Silver Produced (oz) calculated	226,264	140,518	61%	4
Total Gold Produced (oz) calculated	687	720	-5%	5
Total Copper Produced (Lbs) calculated	1,350,912	872,884	55%	3
Total Silver Equivalent Produced (oz) calculated*	474,206	319,216	48%	6

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

First Quarter 2016 Highlights

1.

Tonnes mined and metres advanced increased by 173% and 17% respectively as there were more working faces available in the first quarter of 2016 compared to 2015; also there was an additional jumbo available in 2016.

2.

Tonnes processed for the quarter increased by 56% over the first quarter of 2015. The additional tonnage was mainly a result of the use of Mill Circuit 2 to process Avino material in addition to Mill Circuit 3; also, slightly higher mill availability resulted in increased throughput.

3.

Tonnes of concentrate and copper produced increased by 53% and 55% respectively due to the higher tonnage processed, as there was no change to the feed grade and recovery for copper, and only a slight change to the concentrate grade.

4.	Silver production increased by 61% on account of the higher feed grade and higher tonnage processed, despite lower recoveries.

5.	Gold production decreased by 5%, mainly due to lower feed grade and recovery. Mining activities in the first quarter occurred in an area where the gold grades are typically low.

6.	All the above resulted in 48% more silver equivalent ounces produced compared to the first quarter of 2015.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the advancement of the Avino Mine project, for which similar risks and uncertainties have been identified.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

San Gonzalo Mine First Quarter 2016 Production Highlights

During the first quarter of 2016, San Gonzalo mill feed came from stopes on levels 4, 5, 6 and 7. Comparative figures for the first quarter of 2016 and the first quarter of 2015 for the San Gonzalo mine are as follows:

	Q1 2016	Q1 2015	Quarterly Change %	Notes

Tonnes Mined	24,402	26,712	-9%	1
Underground Advancement (m)	1,183	1,181	0%	1
Mill Availability (%)	95	95	0%	1
Total Mill Feed (dry tonnes)	20,601	18,809	10%	2
Feed Grade Silver (g/t)	318	308	3%	5
Feed Grade Gold (g/t)	1.49	1.54	-4%	4
Recovery Silver (%)	84	84	0%	5
Recovery Gold (%)	82	75	7%	4
Bulk Concentrate (dry tonnes)	800	607	32%	3
Bulk Concentrate Grade Silver (kg/t)	6.85	8.02	-15%	3
Bulk Concentrate Grade Gold (g/t)	27	35.9	-25%	3
Total Silver Produced (kg)	5,511	4,871	13%	5
Total Gold Produced (g)	25,193	21,789	16%	4
Total Silver Produced (oz) calculated	177,183	156,606	13%	5
Total Gold Produced (oz) calculated	810	701	16%	4
Total Silver Equivalent Produced (oz) calculated*	241,727	212,346	14%	6

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

First Quarter 2016 Highlights

1.	First quarter tonnage mined was within budget even though it was 9% lower than the same quarter last year. There was no change in underground metres advanced and mill availability.

2	Tonnage processed also was within budget but increased by 10% due to the ball mill being relined during the corresponding quarter last year.

3.	Bulk concentrate tonnage produced increased by 32%; the increase in tonnage was due to lower silver and gold grades in the concentrate which were 15% and 25% lower, respectively.

4.	Gold production increased by 16%, due in part to a 7% improvement in recovery resulting from the use of a gravity concentrator.

5.	Silver production increased by 13% due to higher tonnage processed and higher feed grade; there was no change in the silver recovery.

6.	All the above resulted in a 14% increase in silver equivalent ounces produced during the quarter.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the advancement of the Avino Mine project, for which similar risks and uncertainties have been identified.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north of Vancouver, British Columbia, is in the exploration and evaluation stage.

During the first quarter of 2016, Bralorne continued to prepare and evaluate a strategic mine plan, including an assessment of more cost effective mining methods and capital expenditures needed to bring the project to a profitable position. The Company has acquired new mining equipment including two new scoop trams and a rockbreaker from Sandvik, and a loader from Caterpillar. Further, the Company has ordered a new development jumbo from Sandvik and expects to take delivery in the coming months. This new equipment will help to reduce maintenance costs while increasing mining productivity and efficiency when the project resumes operations. Ongoing maintenance and improvements continued in 2015 and the Company has been reviewing the requirements to increase processing capacity should the resources and mine plan prove feasible and viable. A raise to the embankment dam for the tailings storage facility was completed in October 2015 and the Company is currently in the process of obtaining the permits to resume processing and mining activities from British Columbia's Ministry of Energy & Mines and Ministry of Environment.

In February 2016, Bralorne, in conjunction with North Island College, the government and First Nations completed an educational cohort to provide basic mining training for members of the St'at'imc First Nation in Lillooet. Bralorne provided support and access to the mine site for hands-on training. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful positive relationships with its stakeholders.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs including AHK, LSI, Alex Stewart and SGS.

At the Bralorne Mine, gold production is reconciled to gold contained in flotation and gravity concentrates. Flotation concentrate assays are performed at the ALS Laboratories in North Vancouver, British Columbia or Met-Solve Laboratories Inc. in Langley, British Columbia, both ISO certified independent laboratories. Check samples on composite samples collected are performed by AH Knight in South Carolina, USA, and umpire assays are performed by ALS Inspection UK Ltd. in Knowsley, England. Gold produced in gravity concentrate is reconciled from settlement assays received from the refiner. Check assays are performed on duplicate samples of gold doré by ALS Laboratories in North Vancouver.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant, and Mr. Jasman Yee, P.Eng, Avino director; Avino's Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. The respective QP's have reviewed and approved all the applicable technical data in this MD&A.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012); and

5.	Identify and evaluate potential projects for acquisition.

Avino Mine Concentrate Sales

Since re-opening the Avino Mine in the second half of 2014, the Company has extracted and processed mineralized material from the Mine on a continuous basis as it advances the project from the exploration and evaluation stage to the production stage. During 2015 and the first quarter of 2016, the Company also arranged for sales of the mineralized material to further advance the project, and this material is processed into concentrate at Mill Circuits 2 and 3. The Company's financial statements cite a number of factors which generally outline the advancement of a project from the exploration and evaluation stage to the production stage, including an assessment of a project's technical feasibility and commercial viability.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Before technical feasibility and commercial viability have been demonstrated, the Company records in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and records a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. In the statement of financial position for the three months ended March 31, 2016, the Company incurred mine and camp costs of $4,507,392 at the Avino Mine, and reduced its accumulated exploration and evaluation costs by $5,577,221 from proceeds of concentrate sales from the Mine.

Once an assessment of technical feasibility and commercial viability of the Avino Mine has been made and all necessary approvals for declaring production have been obtained, extracting and processing activities at the Avino Mine will be reported in the statement of operations and comprehensive income as mine operating income.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company's ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company's financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company's financial condition.

The Company has adopted the reporting of "all-in sustaining cash cost per silver equivalent ounce". This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company's ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company's calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the three months ended March 31, 2016, as substantially all of the mining equipment used at San Gonzalo has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company's cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company's consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo

	2016	2015
	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$976,764	$10,819,386	$2,388,284	$2,697,437	$3,535,980	$2,197,685
Depreciation and depletion	(99,008)	(1,317,073)	(401,168)	(352,396)	(542,504)	(21,005)
Cash production cost	877,756	9,502,313	1,987,116	2,345,041	2,993,476	2,176,680
Silver equivalent ounces sold	155,507	1,122,232	241,114	282,624	345,300	253,194
Cash cost per silver equivalent ounce	$5.64	$8.47	$8.24	$8.30	$8.67	$8.60

During the first quarter of 2016, the cash cost per silver equivalent ounce at San Gonzalo was lower than the cash costs of the preceding quarters, due to improved quality of concentrate produced and the effects of foreign exchange fluctuations.

Historical Stockpiles

	2016	2015
	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$-	$142,308	$-	$142,308	$-	$-
Depreciation and depletion	-	(6,345)	-	(6,345)	-	-
Cash production cost	-	135,963	-	135,963	-	-
Silver equivalent ounces sold	-	17,797	-	17,797	-	-
Cash cost per silver equivalent ounce	$-	$7.64	$-	$7.64	$-	$-

During the first quarter of 2016, the Company did not sell material from the historic stockpiles, as Mill Circuit 2 was used to process Avino Mine material.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Consolidated

	2016	2015
	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$976,764	$10,961,694	$2,388,284	$2,839,745	$3,535,980	$2,197,685
Depreciation and depletion	(99,008)	(1,323,418)	(401,168)	(358,741)	(542,504)	(21,005)
Cash production cost	877,756	9,638,276	1,987,116	2,481,004	2,993,476	2,176,680
Silver equivalent ounces sold	155,507	1,140,029	241,114	300,421	345,300	253,194
Cash cost per silver equivalent ounce	$5.64	$8.45	$8.24	$8.26	$8.67	$8.60

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo

	2016	2015
	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$976,764	$10,819,386	$2,388,284	$2,697,437	$3,535,980	$2,197,685
Depreciation and depletion	(99,008)	(1,317,073)	(401,168)	(352,396)	(542,504)	(21,005)
Cash production cost	877,756	9,502,313	1,987,116	2,345,041	2,993,476	2,176,680
General and administrative expenses	878,577	4,175,862	1,073,913	1,090,088	1,051,942	959,919
Share-based payments	-	(40,012)	-	(31,664)	38	(8,386)
Cash operating cost	1,756,333	13,638,163	3,061,029	3,403,465	4,045,456	3,128,213
Silver equivalent ounces sold	155,507	1,122,232	241,114	282,624	345,300	253,194
All-in sustaining cash cost per silver equivalent ounce	$11.29	$12.15	$12.70	$12.04	$11.72	$12.36

During the first quarter of 2016, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo decreased by $0.86 compared to the preceding quarter, primarily due to reduced production costs as explained above.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Historical Stockpiles

	2016	2015
	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$-	$142,308	$-	$142,308	$-	$-
Depreciation and depletion	-	(6,345)	-	(6,345)	-	-
Cash production cost	-	135,963	-	135,963	-	-
General and administrative expenses	-	62,653	-	62,653	-	-
Share-based payments	-	(808)	-	(808)	-	-
Cash operating cost	-	197,808	-	197,808	-	-
Silver equivalent ounces sold	-	17,797	-	17,797	-	-
All-in sustaining cash cost per silver equivalent ounce	$-	$11.11	$-	$11.11	$-	$-

During the first quarter of 2016, the Company did not sell material from the historic stockpiles, as Mill Circuit 2 was used to process Avino Mine material.

Consolidated

	2016	2015
	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$976,764	$10,961,694	$2,388,284	$2,839,745	$3,535,980	$2,197,685
Depreciation and depletion	(99,008)	(1,323,418)	(401,168)	(358,741)	(542,504)	(21,005)
Cash production cost	877,756	9,638,276	1,987,116	2,481,004	2,993,476	2,176,680
General and administrative expenses	878,577	4,238,515	1,073,913	1,152,741	1,051,942	959,919
Share-based payments	-	(40,820)	-	(32,472)	38	(8,386)
Cash operating cost	1,756,333	13,835,971	3,061,029	3,601,273	4,045,456	3,128,213
Silver equivalent ounces sold	155,507	1,140,029	241,114	300,421	345,300	253,194
All-in sustaining cash cost per silver equivalent ounce	$11.29	$12.14	$12.70	$11.99	$11.72	$12.36

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2016	2015
Operating cash flows before movements in working capital	$209,985	$1,118,081
Weighted average number of shares outstanding
Basic	37,752,975	35,502,545
Diluted	37,893,805	36,316,952
Cash Flow per Share – basic and diluted	$0.01	$0.03

Working Capital

	March 31, 2016	December 31, 2015
Current assets	$19,171,521	$20,047,773
Current liabilities	(15,404,837)	(14,044,216)
Working capital	$3,766,684	$6,003,557

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Results of Operations

Summary of Quarterly Results

	2016	2015	2015	2015	2015	2014	2014	2014
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2

Revenue	$2,751,949	$3,860,109	$5,028,314	$5,908,883	$4,285,541	$3,714,692	$4,704,213	$5,104,921
Earnings (Loss) for the quarter	58,046	370,675	(625,193)	361,655	376,287	469,145	787,805	(87,097)
Earnings (Loss) per share - basic	0.00	0.01	(0.02)	0.01	0.01	0.01	0.02	(0.00)
Earnings (Loss) per share - diluted	0.00	0.01	(0.02)	0.01	0.01	0.01	0.02	(0.00)
Total Assets	$85,683,111	$87,341,992	$81,567,998	$74,007,743	$70,197,816	$61,416,147	$53,291,603	$49,773,734

•

Revenue in the first quarter of 2016 was lower than that of previous quarters as the Company sold less concentrate from its San Gonzalo mine during the quarter while negotiating a contract with a new customer for San Gonzalo concentrate. Regular shipments to the customer began in April 2016, and the sales terms negotiated include higher expected payables and potential for improved margins.

•

Earnings for the first quarter of 2016 were lower compared to earnings in most of the preceding quarters primarily due to higher income tax expenses driven by continued profitable operations in Mexico.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Three months ended March 31, 2016, compared to the three months ended March 31, 2015:

	2016	2015	Note

Revenue from Mining Operations	$2,751,949	$4,285,541	1
Cost of Sales	976,764	2,197,685	2

Mine Operating Income	1,775,185	2,087,856	2
General and administrative expenses	882,744	935,926	3
Income before other income (expenses)	892,441	1,151,930
Other Income (Expenses)
Foreign exchange gain	100,059	59,993
Interest and other income	36,727	27,279
Interest expense	(39,413)	(33,187)
Accretion of reclamation provision	(33,554)	(33,878)
Unrealized gain (loss) on investments	(8,061)	26,046
Fair value adjustment on warrant liabilities	-	(35,089)
Net Income Before Income Taxes	948,199	1,163,094
Income Taxes
Current income tax recovery (expense)	4,644	(250,971)	4
Deferred income tax expense	(894,797)	(535,836)	4
	(890,153)	(786,807)
Net Income	58,046	376,287	5
Earnings per Share
Basic	$0.00	$0.01	5
Diluted	$0.00	$0.01	5

1.

Revenues for the three months ended March 31, 2016 were $2,751,949 compared to $4,285,541 for the three months ended March 31, 2015. The decrease of $1,533,592 is due to less concentrate sold during the current quarter, as the Company negotiated a contract with a new customer for its San Gonzalo concentrate. Regular shipments to the customer began in April 2016, and the sales terms negotiated include higher expected payables and potential for improved margins.

2.

Mine operating income remained consistent with the comparative quarter reflecting the effects of the Company's continuing focus on cost reduction, improved quality of concentrate produced and the effects of foreign exchange fluctuations.

3.

General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, and share-based payment. For the three months ended March 31, 2016, general and administrative expenses were $882,744 compared to $935,926 for the three months ended March 31, 2015. The decrease of $53,182 is primarily due to reduced expenditures for travel and professional fees.

4.

Current income tax recovery was $4,644 for the three months ended March 31, 2016, compared to current income tax expense of $250,971 in the three months ended March 31, 2015. Deferred income tax expense was $894,797 for the three months ended March 31, 2016, compared to $535,836 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended March 31, 2016 primarily relate to movements in the tax bases and mining profits at the Avino Mine property.

5.

As a result of the foregoing, net income for the three months ended March 31, 2016 was $58,046, a decrease of $318,241 compared to net income of $376,287 for the three months ended March 31, 2015. The decrease resulted in basic and diluted earnings per share of $0.00 for the three months ended March 31, 2016, compared to basic and diluted earnings per share of $0.01 in the comparative quarter.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Liquidity and Capital Resources

The Company's ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company's ongoing liquidity requirements will be funded from cash generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company's ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company's control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company's recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

In March 2016, the Company received gross proceeds of US$800,000 in connection with a brokered public offering issued under a prospectus supplement. The funds will be used to advance the development of the Avino mine and its operations and production, for continued development at the Bralorne mine, and for general working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for US$10,000,000. The facility will be used for mining equipment, to optimize the advancement of the Company's projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

Since July 2014, the Company has received gross proceeds of US$4,882,502 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $4,818,399 (excluding depreciation of $272,960 and foreign exchange of ($595,311), and before proceeds from sale of concentrate), acquired property and equipment of $361,785, and made lease and loan repayments of $477,950 during the three months ended March 31, 2016.

In advancing the Bralorne Mine, the Company incurred exploration expenditures of $1,559,116 (excluding depreciation of $71,642), acquired property and equipment of $72,434, and made lease and loan repayments of $33,910.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4,204,296 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Intended Use of Proceeds	Actual Use of Proceeds

In December 2014, the Company's master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $2,807,965 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company's liquidity as at March 31, 2016, December 31, 2015, and March 31, 2015 is as follows:

Statement of Financial Position

	March 31, 2016	December 31, 2015
Cash	$6,022,283	$7,475,134
Working capital	3,766,684	6,003,557
Accumulated Deficit	(25,260,436)	(25,406,432)

Cash Flow

	March 31, 2016	March 31, 2015
Cash generated by (used in) operating activities	$(1,030,997)	$1,266,514
Cash generated by (used in) financing activities	916,877	(161,932)
Cash used in investing activities	(1,234,509)	(445,466)
Change in cash	(1,348,629)	659,116
Effect of exchange rate changes on cash	(104,222)	(14,251)
Cash and cash equivalents, beginning of period	7,475,134	4,249,794
Cash and cash equivalents, end of period	$6,022,283	$4,894,659

Operating Activities:

Cash used in operating activities for the three months ended March 31, 2016 was $1,030,997 compared to cash generated by operating activities of $1,266,514 for the three months ended March 31, 2015. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $916,877 for the three months ended March 31, 2016, compared to cash used in financing activities of $161,932 for the three months ended March 31, 2015, an increase of $1,078,809. Cash provided by financing activities for the three months ended March 31, 2016 relates to the issuance of common shares brokered offerings issued under prospectus supplements and the issuance of common shares upon the exercise of stock options. During the three months ended March 31, 2016, the Company issued common shares in brokered offerings generating net cash flows of $1,240,038 (March 31, 2015 – $35,080), and employees, consultants, and directors exercised stock options generating cash flows of $188,700 (March 31, 2015 – $144,570). During the three months ended March 31, 2016, the Company also made finance lease and equipment loan payments of $511,861 (March 31, 2015 - $341,582).

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Investing Activities:

Cash used in investing activities for the three months ended March 31, 2016 was $1,234,509 compared to $445,466 for the three months ended March 31, 2015. Cash used in investing activities during the three months ended March 31, 2016 includes cash expenditures of $434,219 (March 31, 2015 - $750,054) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company's San Gonzalo Mine and exploration equipment for the Avino Mine and Bralorne Mine properties. During the three months ended March 31, 2016, the Company also incurred cash expenditures of $6,377,511 (March 31, 2015 - $5,803,929) on exploration and evaluation activities, of which $4,818,397 related to the exploration and advancement of the Avino Mine and $1,559,114 relate to the exploration of the Bralorne Mine. The cash expenditures on exploration and evaluation activities for the three months ended March 31, 2016 were reduced by concentrate sales of $5,577,221 (March 31, 2015 - $5,430,340, including prepayment) for the Avino Mine and $Nil (March 31, 2015 - $678,177) for the Bralorne Mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2016 and 2015 are as follows:

	March 31, 2016	March 31, 2015

Salaries, benefits, and consulting fees	$239,590	$190,505

(b)

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $168,695 (December 31, 2015 - $187,532) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at March 31, 2016 and December 31, 2015, the following amounts were due to related parties:

	March 31, 2016	December 31, 2015

Oniva International Services Corp.	$169,233	$164,285
Directors	30,232	47,741
Jasman Yee & Associates, Inc.	16,200	5,796
	$215,665	$217,822

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

(c)	Other related party transactions

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. ("Oniva"), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, respectively, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in the four other companies. The companies' interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin.

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company's percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three months ended March 31, 2016 and 2015 are summarized below:

	March 31, 2016	March 31, 2015
Salaries and benefits	$112,702	$117,677
Office and miscellaneous	256,936	146,634
Exploration and evaluation assets	85,646	-
	$455,284	$264,311

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, the Company's president and CEO and also a director, for consulting services. For the three months ended March 31, 2016, the Company paid $75,000 (2015 - $62,500) to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI"), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. For the three months ended March 31, 2016 and 2015, the Company paid $28,940 and $18,240 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, the Company's president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the three months ended March 31, 2016 and 2015, the Company paid $7,500 and $7,500 respectively to WWD.

Financial Instruments and Risks

The fair values of the Company's cash, amounts receivable, amounts due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments are based on quoted market prices. The carrying amounts of the Company's term facility, equipment loans and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2016, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2016 in the amount of $6,022,283 (December 31, 2015 - $7,475,134) in order to meet short-term business requirements. At March 31, 2016, the Company had current liabilities of $15,404,837 (December 31, 2015 - $14,044,216). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of the term facility, the equipment loans, and the finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company's contractual obligations and commitments as at March 31, 2016 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years

Accounts payable and accrued liabilities	$4,360,627	$4,360,627	$-	$-
Taxes payable	114,890	114,890	-	-
Due to related parties	215,665	215,665	-	-
Minimum rental and lease payments	1,463,218	678,411	746,211	38,596
Term facility	12,987,003	8,657,991	4,329,012	-
Equipment loans	890,626	244,145	646,481	-
Finance lease obligations	3,759,214	1,811,519	1,947,695	-
Total	$23,791,243	$16,083,248	$7,669,399	$38,596

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and U.S. dollars:

	March 31, 2016		December 31, 2015
	MXN	USD	MXN	USD

Cash	$10,391,569	$2,758,750	$3,876,257	$4,647,007
Amounts receivable	-	2,458,016	-	2,624,555
Accounts payable and accrued liabilities	(14,648,321)	(4,498,474)	(12,173,726)	(1,534,765)
Term facility	-	(10,000,000)	-	(10,000,000)
Equipment loans	-	(280,668)	-	(313,052)
Finance lease obligations	(100,229)	(2,383,197)	(155,669)	(2,567,593)
Net exposure	(4,356,981)	(11,945,573)	(8,453,138)	(7,143,848)
Canadian dollar equivalent	$(325,359)	$(15,513,715)	$(680,890)	$(9,887,086)

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2016, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the three months ended March 31, 2016 by approximately $1,551,372 (December 31, 2015 - $981,899). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2016, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $35,072 (December 31, 2015 - $350,725), and a 10% change in the market price of gold would have an impact on net earnings of approximately $12,072 (December 31, 2015 - $130,723.)

The Company is exposed to price risk with respect to its investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income. At March 31, 2016, a 10% change in market prices would have an impact on net earnings of approximately $3,065 (December 31, 2015 - $3,871.)

The Company's profitability and ability to raise capital to fund mineral resource exploration and mining activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2016:

	Level 1	Level 2	Level 3
Financial Assets
Cash	$6,022,283	-	$-
Amounts receivable	2,909,804	-	-
Investments	30,652	-	-
Financial Liabilities
Derivative liabilities	-	-	-
	$8,962,739	-	$-

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in "Transactions with Related Parties".

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2016	December 31, 2015

Not later than one year	$678,411	$209,063
Later than one year and not later than five years	746,211	749,242
Later than five years	38,596	43,951
	$1,463,218	$1,002,256

Office lease payments recognized as an expense during the three months ended March 31, 2016 totalled $55,084 (March 31, 2015 - $29,169.)

Changes in Accounting Standards

The following accounting standards were issued but not yet effective as of March 31, 2016:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares without par value.

As at May 16, 2016, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price		Remaining life (years)

Share capital	40,495,076		-	-
Warrants	1,033,059	US$	2.87	0.78
Warrants	40,000	US$	1.00	2.83
Stock options	2,185,000		$1.02 - $1.90	0.38 – 4.38
Fully diluted	43,753,135

The following are details of outstanding stock options as at March 31, 2016, and May 16, 2016:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2016)	Number of Shares Remaining Subject to Options (May 16, 2016)

September 30, 2016	$1.02	645,000	645,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	805,000	805,000
December 22, 2019	$1.90	130,000	130,000
September 29, 2020	$1.32	50,000	50,000
Total:		2,185,000	2,185,000

The following are details of outstanding warrants as at March 31, 2016, and May 16, 2016:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (March 31, 2016)	Number of Underlying Shares (May 16, 2016)

February 25, 2017	US$2.87	1,033,059	1,033,059
March 14, 2019	US$1.00	40,000	40,000
Total:		1,073,059	1,073,059

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for establishing, maintaining and testing of adequate disclosure controls and internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the presentation of financial statements.

Under Canadian securities legislation, non-venture issuers are required to certify the design and evaluation of their disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"). Accordingly, the Company has developed a plan to complete such an evaluation and the evaluation is currently underway. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company's quarterly and annual certificates.

Based on their knowledge of the Company's ICFR, the CEO and the CFO noted the following material weaknesses in the design of control:

1.

Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

2.

Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise

As such, there is a reasonable possibility that the Company's ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. Management considers the remediation of the weaknesses described above to be a priority. To mitigate these risks, the Company has hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to Mexico and Bralorne and inspections of the accounting records of its subsidiaries, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary. In addition, the Company has engaged a firm of internal controls advisors to assist in the evaluation and remediation of disclosure controls and internal controls over financial reporting.

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system's objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2016

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgement in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company's DC&P and ICFR that occurred during the quarter end March 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company's DC&P and/or ICFR.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 16, 2016. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company's operations, and statements regarding the Company's liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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